SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with the provisions of the Securities Commission (“CVM”) Instruction nº 358, of January 3, 2002, as amended, communicates to its shareholders and the market in general, in addition to the Relevant Fact published by the Company on April 13, 2021, which, on this date, the public offering was settled and closed, distributed with restricted efforts, related to its 3rd issue of simple debentures, not convertible into shares, in 2 (two) unsecured series (“Debentures”), under the terms of CVM Instruction 476, of January 16, 2009, as amended, of 2,700,000 (two million and seven hundred thousand) Debentures (“Issue”).

Were issued (i) 1,200,000 (one million and two hundred thousand) Debentures of the first series, with maturity in 5 (five) years and remuneration interest corresponding to 100% of the accumulated variation of the DI Rate - Interbank Deposits, plus surcharge 1.80% (one and eighty hundredths percent) per year; and (ii) 1,500,000 (one million and five hundred thousand) second series Debentures (“Second Series Debentures”), with maturity in 10 (ten) years, monetarily restated by the accumulated variation of the IPCA and with corresponding remuneration interest 4.9126% (four integers, nine thousand, one hundred and twenty-six tenths of a thousandths) per year (“Remuneration Interest on Incentive Debentures”), totaling BRL 2,700,000,000.00 (two billion and seven hundred million reais) on the issue date. The Issuance of the Second Series Debentures was made under the terms of article 2 of Law 12,431, of June 24, 2011, as amended and Decree 8,874, of October 11, 2016, as amended, of the Resolution of the National Monetary Council (“CMN”) No. 3,947, of January 27, 2011, of CMN Resolution No. 4,751, of September 26, 2019, as amended.

More information on the Issuance is available in the Minutes of the Board of Directors' Meeting of the Company that approved the Issuance, held on April 13, 2021 and in the “Private Deed Instrument of the 3rd (third) Issuance of Simple Debentures, Not Convertible into Shares , of Unsecured Species, in 2 (two) Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras SA - ELETROBRAS ”, signed between the Company and Pentágono SA Distribuidora de Titulos e Valores Mobiliários, on April 14, 2021, as amended on May 10, 2021 to reflect the final rate of the Remuneration Interest on Incentive Debentures, which are filed at the Company's headquarters.

Rio de Janeiro, May 12, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.